Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated February 13, 2020

Supplementing the Preliminary Prospectus Supplement dated February 10, 2020 and the Prospectus dated February 22, 2019 (Registration No. 333-229803)

Hecla Mining Company

$475,000,000 7.250% Senior Notes due 2028

Pricing Term Sheet

The information in this pricing term sheet relates only to the offering of the notes (as defined below) and should be read together with (i) the preliminary prospectus supplement dated February 10, 2020, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”) and (ii) the related base prospectus dated February 22, 2019, included in the Registration Statement (File No. 333-229803), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Hecla Mining Company

Aggregate Principal Amount:	$475,000,000

Title of Security:	7.250% Senior Notes due 2028 (the “notes”)

Maturity Date:	February 15, 2028

Coupon:	7.250%

Public Offering Price:	100.000% plus accrued interest, if any, from February 19, 2020

Yield to Maturity:	7.250%

Benchmark Treasury:	UST 2.75% due February 15, 2028

Spread to Treasury:	+570 basis points

Interest Payment Dates:	February 15 and August 15 of each year, beginning on August 15, 2020 Interest on the notes will accrue from February 19, 2020

Record Dates:	February 1 and August 1 of each year

Gross Proceeds:	$475,000,000

Net Proceeds to Issuer (before expenses):	$469,490,000

CUSIP/ISIN Numbers:	CUSIP: 422704 AH9 / ISIN: US422704AH97

Optional Redemption:

Prior to February 15, 2023, make-whole call at the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest.

Prior to February 15, 2023, up to 35% of the original principal amount with proceeds of certain equity offerings at 107.25%, plus accrued and unpaid interest.

On and after February 15 of the years indicated below at the redemption prices set forth below, plus accrued and unpaid interest:

	2023	105.438%

	2024	103.625%

	2025	101.813%

	2026 and thereafter	100.000%

Change of Control Offer:	Upon certain change of control events, at 101%, plus accrued and unpaid interest.

Trade Date:	February 13, 2020

Settlement Date:

February 19, 2020 (T+3)

We expect that delivery of the notes will be made to investors on or about February 19, 2020, which is the third business day following the date of this pricing term sheet (such settlement cycle is referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery should consult their own advisors.

Expected Ratings* (Moody’s/S&P):	Caa1/B

Denominations:	$2,000 and integral multiples of $1,000

Form of Offering:	SEC Registered (Registration No. 333-229803)

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Co-Managers:

CIBC World Markets Corp.

ING Financial Markets LLC

Scotia Capital (USA) Inc.

B. Riley FBR, Inc.

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

H.C. Wainwright & Co., LLC

Roth Capital Partners, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by calling J.P. Morgan Securities LLC collect at (866)-803-9204 or writing to J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.